                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934


                                 Footstar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   344912-10-0
        ----------------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 26, 2000
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------------------

CUSIP No.  344912-10-0
-----------------------------------------

--------------------------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ESL Partners, L.P., a Delaware limited partnership
                  22-2875193
 --------------------------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                          (b) [ ]


 --------------------------------------------------------------------------------------------------------------------
    3    SEC USE ONLY


 --------------------------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

                  WC
 --------------------------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

                  N/A
 --------------------------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
 --------------------------------------------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

                                                 2,450,975
         NUMBER OF          -----------------------------------------------------------------------------------------
           SHARES                8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                               0
            EACH            -----------------------------------------------------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                 2,450,975
                            -----------------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                                 0
 --------------------------------------------------------------------------------------------------------------------
             11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     3,592,300
 --------------------------------------------------------------------------------------------------------------------
             12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES             [ ]

                                     N/A
 --------------------------------------------------------------------------------------------------------------------
             13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     18.40%(1)
 --------------------------------------------------------------------------------------------------------------------
             14             TYPE OF REPORTING PERSON

                                     PN
 --------------------------------------------------------------------------------------------------------------------

(1) Based on 19,524,500 shares of Common Stock issued and outstanding as of September 30, 2000, as disclosed in the Issuer's 10-Q for the quarter ended September 30, 2000 filed with the Securities and Exchange Commission.

--------------------------------------

CUSIP No.  344912-10-0
--------------------------------------

-------------------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 ESL Limited, a Bermuda corporation

-------------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a) [X]
                                                                                                          (b) [ ]


-------------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]

                 N/A
-------------------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Bermuda
-------------------------------------------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                                              438,414
        NUMBER OF        ------------------------------------------------------------------------------------------
         SHARES               8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                              0
          EACH           ------------------------------------------------------------------------------------------
       REPORTING              9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                                438,414
                         ------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                              0
-------------------------------------------------------------------------------------------------------------------
           11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  3,592,300
-------------------------------------------------------------------------------------------------------------------
           12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]

                                  N/A
-------------------------------------------------------------------------------------------------------------------
           13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  18.40%(1)
-------------------------------------------------------------------------------------------------------------------
           14            TYPE OF REPORTING PERSON

                                  CO
-------------------------------------------------------------------------------------------------------------------

(1) Based on 19,524,500 shares of Common Stock issued and outstanding as of September 30, 2000, as disclosed in the Issuer's 10-Q for the quarter ended September 30, 2000 filed with the Securities and Exchange Commission.

--------------------------------------

CUSIP No.  344912-10-0
--------------------------------------

--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ESL Institutional Partners, L.P., a Delaware limited partnership
                      06-1456821
--------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) [X]
                                                                                                          (b) [ ]

--------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

                      N/A
--------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                                   85,601
           NUMBER OF          --------------------------------------------------------------------------------------
           SHARES                  8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                                 0
            EACH              --------------------------------------------------------------------------------------
          REPORTING                9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                   85,601
                              --------------------------------------------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                                   0
--------------------------------------------------------------------------------------------------------------------
             11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       3,592,300
--------------------------------------------------------------------------------------------------------------------
             12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [ ]

                                       N/A
--------------------------------------------------------------------------------------------------------------------
             13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       18.40%(1)
--------------------------------------------------------------------------------------------------------------------
             14               TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------------------------------------------

     (1) Based on 19,524,500 shares of Common Stock issued and outstanding as of September 30, 2000, as disclosed in the Issuer's 10-Q for the quarter ended September 30, 2000 filed with the Securities and Exchange Commission.

--------------------------------------

CUSIP No.  344912-10-0
--------------------------------------


--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ESL Investors, L.L.C., a Delaware limited liability company
                      13-4095958
--------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) [X]
                                                                                                          (b) [ ]


--------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

                      N/A
--------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                                   617,310
           NUMBER OF          --------------------------------------------------------------------------------------
           SHARES                  8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                                 0
            EACH              --------------------------------------------------------------------------------------
          REPORTING                9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                   617,310
                              --------------------------------------------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                                   0
--------------------------------------------------------------------------------------------------------------------
             11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       3,592,300
--------------------------------------------------------------------------------------------------------------------
             12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [ ]

                                       N/A
--------------------------------------------------------------------------------------------------------------------
             13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       18.40%(1)
--------------------------------------------------------------------------------------------------------------------
             14               TYPE OF REPORTING PERSON

                                       LLC
--------------------------------------------------------------------------------------------------------------------

     (1) Based on 19,524,500 shares of Common Stock issued and outstanding as of September 30, 2000, as disclosed in the Issuer's 10-Q for the quarter ended September 30, 2000 filed with the Securities and Exchange Commission.

         This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P. and ESL Investors, L.L.C., by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read in its entirety as follows:

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among ESL, Limited, Institutional and Investors, dated as of December 20, 2000 (filed as Exhibit 1 to Amendment No. 1 to Schedule 13D and incorporated herein by reference), each of ESL, Limited, Institutional and Investors may be deemed to beneficially own 3,592,300 Shares (which is approximately 18.40% of the Shares outstanding on September 30, 2000, as disclosed in the Issuer's 10-Q for the quarter ended September 30, 2000 filed with the Securities and Exchange Commission).

         (b)

                                               Sole           Shared             Sole             Shared
                                              Voting          Voting          Dispositive       Dispositive
                                               Power           Power             Power             Power
                                              ------          ------          -----------       -----------
ESL Partners, L.P.                           2,450,975           0              2,450,975             0
ESL Limited                                    438,414           0                438,414             0
ESL Institutional Partners, L.P.                85,601           0                 85,601             0
ESL Investors, L.L.C.                          617,310           0                617,310             0

         (c) All transactions in the Shares during the past sixty days not previously reported by any of the Filing Persons are set forth on Schedule A attached hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended to read in its entirety as follows:

           Exhibit 1 Joint Filing Agreement, dated as of December 20, 2000, entered into by and among ESL, Limited, Institutional and Investors (filed as Exhibit 1 to Amendment No. 1 to Schedule 13D and incorporated herein by reference).

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 28, 2000


                             ESL PARTNERS, L.P.

                             By:      RBS Partners, L.P., its general partner
                             By:      ESL Investments, Inc., its general partner

                                      By:               EDWARD S. LAMPERT
                                               --------------------------------
                                                        Edward S. Lampert
                                                        Chairman

                             ESL LIMITED

                             By:      ESL Investment Management, LLC, its
                                      investment manager

                                      By:               EDWARD S. LAMPERT
                                               --------------------------------
                                                        Edward S. Lampert
                                                        Managing Member

                             ESL INSTITUTIONAL PARTNERS, L.P.

                             By:      RBS Investment Management, LLC, its
                                      general partner

                                      By:               EDWARD S. LAMPERT
                                               --------------------------------
                                                        Edward S. Lampert
                                                        Managing Member

                             ESL INVESTORS, L.L.C.

                             By:      RBS Partners, L.P., its manager
                             By:      ESL Investments, Inc., its general partner

                                      By:               EDWARD S. LAMPERT
                                               --------------------------------
                                                        Edward S. Lampert
                                                        Managing Member

                                   SCHEDULE A

                          TRANSACTIONS IN THE SHARES IN
                               THE PAST SIXTY DAYS

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES NOT PREVIOUSLY REPORTED BY ESL WERE:

                       Date of Sale            Price Per Share            Shares Sold
                  ------------------------    -------------------    ----------------------

                         12/21/00                  $46.463                    8,525
                         12/22/00                  $48.604                   84,950
                         12/22/00                  $48.597                   12,675
                         12/26/00                  $47.842                  101,225
                         12/27/00                  $50.466                    7,725

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES NOT PREVIOUSLY REPORTED BY INSTITUTIONAL WERE:

                       Date of Sale           Price Per Share            Shares Sold
                  ------------------------  ---------------------  ------------------------

                         12/21/00                 $46.463                   1,475
                         12/22/00                 $48.604                   1,850
                         12/22/00                 $48.597                     225
                         12/26/00                 $47.842                   4,675
                         12/27/00                 $50.466                   1,075


IN THE PAST SIXTY DAYS, THERE WERE NO TRANSACTIONS IN THE SHARES BY LIMITED OR BY INVESTORS.